Exhibit 1

Article 1221

122.	Exemption, Indemnity and Insurance

    (a)        Subject to the provisions of the Companies Law – 1999 as amended from time to time, and any regulations promulgated thereunder (the “Companies Law”), the Company may resolve in advance to exempt an Office Holder, as defined in the Companies Law, from all or any of his or her liability for damage in consequence of a breach of the duty of care vis-à-vis the Company.

    (b)        Subject to the provisions of the Companies Law, the Company may enter into a contract to insure the liability of an Office Holder therein for an obligation imposed upon him or her in consequence of an act done in his or her capacity as an Office Holder therein, in any of the following cases:

(1)	a breach of the duty of care vis-à-vis the Company or vis-à-vis another person;

(2)	a breach of the fiduciary duty vis-à-vis the Company, provided that the Office Holder acted in good faith and had reasonable basis to believe that the act would not harm the Company;

(3)	a monetary obligation imposed on him or her in favor of another person;

(4)	any other incident for which it is or shall be permitted to insure the liability of an Office Holder.

    (c)        Subject to the provisions of the Companies Law:

(1)	the Company may undertake in advance to indemnify an Office Holder for an obligation or expense as specified in article (d) below, imposed on him or her in consequence of an act done in his or her capacity as an Office Holder, including in consequence of an act done in his or her capacity as an officer of another company in the event such office is held on the Company’s behalf or on its request, provided that the undertaking is limited to types of events which in the Directors’ opinion may be foreseen at the time of giving the indemnity undertaking, and to an amount which the Directors have determined is reasonable in the circumstances of the case (hereinafter: an“Indemnification Undertaking”);

[1]	As amended on January 7, 2004. The remainder of our Articles of Association were adopted on February 1, 1994, and were filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001.

(2)	without derogating from the provisions of article (1) above, the Company may indemnify an Office Holder therein retroactively, for an obligation or expense as specified in article (d) below, imposed on him or her in consequence of an act done in his or her capacity as an Office Holder in the Company.

    (d)        The Indemnification Undertaking or indemnity, as mentioned in article (c) above, may be given for an obligation or expense as specified in sub-articles (d)(1) to (d)(3) below, imposed on the Office Holder in consequence of an act done in his or her capacity as an Office Holder in the Company, as follows:

(1)	a monetary obligation imposed on him or her in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved arbitrator’s award;

(2)	reasonable litigation expenses, including attorneys professional fees, incurred by the Office Holder or which he or she is ordered to pay by a court in proceedings filed against him or her by the Company or on its behalf or by another person, or in a criminal indictment of which he or she is acquitted, or in a criminal indictment in which he or she is convicted of an offence not requiring proof of criminal intent;

(3)	any other obligation or expense for which it is or shall be permitted to indemnify an Office Holder.